Exhibit 99.8

CONSENT OF PKF O'CONNOR DAVIES, LLP

We hereby consent to the incorporation by reference of:

●	our report, dated May 1, 2023, on the consolidated financial statements of the Curaleaf Holdings, Inc. (the “Company”) and its subsidiaries, which comprise the consolidated balance sheet as at December 31, 2022 and the consolidated statements of operations, comprehensive income (loss), shareholders equity and cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies, (collectively the “Financial Statement Report”); and

●	our report, dated May 1, 2023, on the effectiveness of internal control over financial reporting of the Company as of December 31, 2022 (the “Controls Report” and together with the Financial Statement Report, the “Reports”)

into Registration Statements No. 333-250071 on Form S-8 and No. 333-269109 on Form F-10 of the Company and any amendments thereto, which Reports have been included in Exhibit 99.2 of this Amendment No. 1 to Annual Report on Form 40-F of the Company for the year ended December 31, 2022 (the “Form 40-F/A”).

We further consent to filing of the Reports with, and the use of our name in reference to the Reports, in the Form 40-F/A and the above referenced registration statements.

/s/ PKF O'Connor Davies, LLP

New York, NY

May 3, 2023